SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

26 May 2022

Prudential plc

Results of Annual General Meeting held on 26 May 2022

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 19 (inclusive) and 22 as ordinary resolutions together with Resolutions 20, 21, 23 and 24 as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the 2021 Accounts, Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report	2,203,620,712	99.96	809,717	0.04	2,204,430,429	80.18%	16,602,376
2	To approve the Directors' Remuneration Report	2,015,901,709	93.09	149,605,401	6.91	2,165,507,110	78.77%	55,524,844
3	To elect George Sartorel as a Director	2,217,946,125	99.89	2,477,228	0.11	2,220,423,353	80.76%	604,975
4	To re-elect Shriti Vadera as a Director	2,178,580,374	98.11	41,865,054	1.89	2,220,445,428	80.76%	583,005
5	To re-elect Jeremy Anderson as a Director	2,212,482,620	99.64	7,950,258	0.36	2,220,432,878	80.76%	595,555
6	To re-elect Mark FitzPatrick as a Director	2,218,149,838	99.90	2,303,237	0.10	2,220,453,075	80.76%	575,358
7	To re-elect Chua Sock Koong as a Director	2,171,228,957	97.84	47,896,293	2.16	2,219,125,250	80.72%	1,902,883
8	To re-elect David Law as a Director	2,194,204,576	98.82	26,240,024	1.18	2,220,444,600	80.76%	583,833
9	To re-elect Ming Lu as a Director	2,182,677,953	98.30	37,760,710	1.70	2,220,438,663	80.76%	589,770
10	To re-elect Philip Remnant as a Director	2,146,063,015	96.65	74,381,742	3.35	2,220,444,757	80.76%	583,676
11	To re-elect James Turner as a Director	2,211,389,734	99.59	9,063,239	0.41	2,220,452,973	80.76%	575,460
12	To re-elect Tom Watjen as a Director	2,212,806,078	99.66	7,648,981	0.34	2,220,455,059	80.76%	573,374
13	To re-elect Jeanette Wong as a Director	2,212,416,624	99.64	8,036,471	0.36	2,220,453,095	80.76%	575,338
14	To re-elect Amy Yip as a Director	2,212,377,505	99.64	8,049,257	0.36	2,220,426,762	80.76%	601,671
15	To reappoint KPMG LLP as the Company's auditor	2,060,354,646	93.23	149,552,978	6.77	2,209,907,624	80.38%	11,124,330
16	To authorise the Audit Committee to determine the amount of the auditor's remuneration	2,172,186,266	98.29	37,804,301	1.71	2,209,990,567	80.38%	11,041,387
17	To renew the authority to make political donations	2,114,691,901	95.22	106,177,593	4.78	2,220,869,494	80.78%	162,460
18	To renew the authority to allot ordinary shares	2,043,787,284	92.06	176,313,260	7.94	2,220,100,544	80.75%	753,375
19	To renew the extension of authority to allot ordinary shares to include repurchased shares	2,124,388,782	95.67	96,061,792	4.33	2,220,450,574	80.76%	581,380
20	To renew the authority for disapplication of pre-emption rights+	2,129,436,275	96.16	85,118,898	3.84	2,214,555,173	80.55%	6,476,781
21	To renew the authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments+	2,099,531,727	94.80	115,119,621	5.20	2,214,651,348	80.55%	6,382,531
22	To renew the Prudential International Savings-Related Share Option Scheme for Non-Employees	2,198,822,640	99.04	21,228,859	0.96	2,220,051,499	80.75%	982,080
23	To renew the authority for purchase of own shares+	2,189,193,455	98.72	28,340,957	1.28	2,217,534,412	80.66%	3,499,167
24	To renew the authority in respect of notice for general meetings+	2,037,515,936	92.81	157,869,803	7.19	2,195,385,739	79.85%	25,648,140
+ Special resolution

The full text of Resolutions 17 to 23 (inclusive) is set out in the Notice of Annual General Meeting and explanation of business dated 22 April 2022.

Anthony Nightingale and Alice Schroeder did not stand for re-election as Non-Executive Directors of the Company, and retired from the Board with effect from the conclusion of the AGM.

As at 10.00am UK time/ 5.00pm Hong Kong/Singapore time on 24 May 2022, the number of issued shares of the Company was 2,749,306,856 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, save for the Directors (excluding independent non-executive directors) and their respective associates who were required to abstain, and have abstained from voting on Resolution 18 which affected a total of 398,485 voting rights. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. Proxy appointments which gave discretion to the Chair have been included in the total of votes 'for' the respective resolutions. The scrutineer of the poll was Equiniti Financial Services Limited, the Company's Share Registrar.

All Directors of the Company attended the AGM, with Shriti Vadera, Jeremy Anderson, Chua Sock Koong, Mark FitzPatrick, David Law, Alice Schroeder, James Turner and Tom Watjen attending in person, while Ming Lu, Anthony Nightingale, Philip Remnant, George Sartorel, Jeanette Wong and Amy Yip joined the AGM electronically.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, a copy of all resolutions, other than those concerning ordinary business, passed at the AGM on 26 May 2022, will shortly be available to view on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Additional Information:

About Prudential plc
Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 18 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Contact:
Sylvia Edwards , Deputy Group Secretary, +44 (0)20 3977 9214
Tom Clarkson, Company Secretary, +44 (0)20 3977 9974

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 May 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary